Exhibit 99.2

Proxy Card (ARQQ EGM 2024)

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. ET on December 17, 2024. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to www.virtualshareholdermeeting.com/ARQQ2024SM.

You may attend the meeting via the Internet. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE – 1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 P.M. ET on December 17, 2024. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

The Board of Directors recommends you vote FOR the following:

1. Increase in and amendment to the authorized share capital of the Company	For	Against	Abstain

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

ARQIT QUANTUM INC.

Extraordinary Meeting of Shareholders

December 18, 2:00 PM (GMT)

This proxy is solicited by the Board of Directors

The undersigned hereby appoints Patrick Willcocks as proxy, with the power to appoint a substitute, and authorizes him to represent and vote as specified on the other side of this proxy, all ordinary shares of Arqit Quantum Inc. that the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders to be held at 2:00 p.m. (GMT) on Wednesday, December 18 2024, at 1st Floor, 3 Orchard Place, London, SW1H 0BF England, or attend virtually only at www.virtualshareholdermeeting.com/ARQQ2024SM and all adjournments thereof. The shares represented by this proxy will be voted as specified on the other side. If no choice is specified, this proxy will be voted FOR the proposal. The proxies are authorized, in their discretion, to vote such shares upon any other business that may properly come before the Extraordinary General Meeting.